UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Green Brick Partners, Inc. (f/k/a Biofuel Energy Corp.)
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

392709101
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8000

October 27, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392709101

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,149,501
9 Sole Dispositive Power 0
10 Shared Dispositive Power 11,149,501
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,149,501
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 35.6%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,492,304
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,492,304
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,492,304
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.3%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,248,337
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,248,337
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,248,337
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,243,967
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,243,967
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,967
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 15,650,727
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,650,727
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,650,727
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 49.9%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer” or the “Company”), 3131 Harvard Ave., Suite 104, Dallas, Texas 75205, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010, Amendment No. 4 filed with the Commission on December 17, 2010, Amendment No. 5 filed with the Commission on February 8, 2011, Amendment No. 6 filed with the Commission on April 8, 2011, Amendment No. 7 filed with the Commission on September 6, 2012, Amendment No. 8 filed with the Commission on March 28, 2014, Amendment No. 9 filed with the Commission on June 13, 2014, and Amendment No. 10 filed with the Commission on July 16, 2014.

This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP, Advisors and DME CM, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, Advisors and DME CM.  Mr. Einhorn is also a Director of the Issuer.

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership (“GCLP”), Greenlight Capital Qualified, L.P., a Delaware limited partnership (“GCQP”), and Greenlight Capital Offshore Partners (“GCO”), a British Virgin Islands partnership.  Advisors acts as the investment manager for a managed account (“Managed Account”).  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company  (“GGOM”), and for Greenlight Capital (Gold), LP, a Delaware limited partnership (“GGLP”).  GCLP, GCQP, GCO, Managed Account, GGOM, GGLP and the Reporting Persons are referred to herein collectively as “Greenlight.”

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in this Schedule 13D, as previously amended.

This Amendment is being filed to amend Items 3, 4 and 5 as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the information contained in Item 4 below.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information:

The Company closed its previously disclosed Rights Offering on October 27, 2014.  As previously agreed, Greenlight participated for its full pro rata share of the Rights Offering based on its holding of Common Stock and LLC Units, as described in Item 5 below.  Greenlight’s purchase of Common Stock in the Rights Offering was funded through working capital.

Also on October 27, 2014, GCLP, GCQP and GGLP exchanged all of their LLC Units and shares of Class B Common Stock for shares of Common Stock.

In addition, on October 27, 2014, pursuant to the previously disclosed definitive transaction agreement, dated June 10, 2014, among the Company, Greenlight and James Brickman (the “Agreement”), the Company purchased JBGL Builder Finance LLC and certain subsidiaries of JBGL Capital, LP (collectively, “JBGL”).  In connection with such transaction, the Company paid Greenlight $188,319,766 in cash and issued to Greenlight the shares of Common Stock listed in Item 5 below.  Effective upon the closing of such transaction, Mr. Einhorn became Chairman of the Company’s Board of Directors.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to add the following information:

(a) and (b)  See Items 7-11 of the cover pages.

The percentage calculations herein are based upon information provided to the Reporting Persons by the Company that there are 31,346,083 shares of Common Stock outstanding following the closing of the Rights Offering and the Company’s purchase of JBGL.

(c)  The following table lists the transactions in the Common Stock that were effected by Greenlight during the sixty day period prior to the filing of this Amendment.

Greenlight Holder	Transaction	Date	No. Shares	Price
GCQP	Conversion of LLC Units into Common Stock	10/27/2014	553,969	(1)
GCLP	Conversion of LLC Units into Common Stock	10/27/2014	149,933	(1)
GGLP	Conversion of LLC Units into Common Stock	10/27/2014	77,056	(1)
GCQP	Purchase of Common Stock in Rights Offering	10/27/2014	1,457,616	$5.00
GCLP	Purchase of Common Stock in Rights Offering	10/27/2014	377,526	$5.00
GCO	Purchase of Common Stock in Rights Offering	10/27/2014	2,168,018	$5.00
Managed Account	Purchase of Common Stock in Rights Offering	10/27/2014	596,469	$5.00
GGLP	Purchase of Common Stock in Rights Offering	10/27/2014	240,717	$5.00
GGOM	Purchase of Common Stock in Rights Offering	10/27/2014	117,272	$5.00
Mr. Einhorn	Purchase of Common Stock in Rights Offering	10/27/2014	6,172 (2)	$5.00
GCQP	Common Stock received in connection with sale of JBGL	10/27/2014	1,614,977	(3)

GCLP	Common Stock received in connection with sale of JBGL	10/27/2014	291,409	(3)
GCO	Common Stock received in connection with sale of JBGL	10/27/2014	3,456,412	(3)
Managed Account	Common Stock received in connection with sale of JBGL	10/27/2014	1,386,121	(3)
GGLP	Common Stock received in connection with sale of JBGL	10/27/2014	781,391	(3)
GGOM	Common Stock received in connection with sale of JBGL	10/27/2014	945,090	(3)

(1) Pursuant to their terms, LLC Units were exchanged for Common Stock on a one-for-one basis without payment of additional consideration and the Class B Common Stock portion of the LLC Units were immediately retired.

(2) Mr. Einhorn has agreed to provide any after-tax profit from these shares to GCQP, GCLP, GGLP, GCO, GGOM and the Managed Account.

(3) Pursuant to the terms of the Agreement, the shares of Common Stock received by Greenlight in connection with the sale of JBGL were issued at a value of $7.4861 per share.  The shares of Common Stock so issued to GCQP, GCLP, GGLP, GCO, GGOM and the Managed Account were issued to limited liability companies that are indirectly wholly owned by such Greenlight entities and were distributed to such entities on a pro rata basis for no additional consideration.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          October 29, 2014

Greenlight Capital, Inc.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors, L.P.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Capital Management, LP

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.